UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

MEDOVEX CORP.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

58504H101

(CUSIP Number)

December 5, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☑    Rule 13d-1(c)

☐    Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 6 Pages

CUSIP No. 58504H101

1	NAMES OF REPORTING PERSONS Sorrento Therapeutics, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 937,499 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 937,499 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 937,499 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1]	Comprised of 624,999 shares of the Issuer’s common stock and 312,500 shares of the Issuer’s common stock issuable upon exercise of a warrant issued to the Reporting Person on August 5, 2016 (the “Warrant”), which will become exercisable on February 5, 2017.
[2]	Percentage based on 15,032,107 shares of the Issuer’s common stock outstanding as of November 16, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 filed with the Securities and Exchange Commission (the “SEC”) on November 17, 2016, plus 571,429 shares of the Issuer’s common stock issued on December 1, 2016 as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on December 6, 2016, plus 312,500 shares of the Issuer’s common stock issuable upon exercise of the Warrant.

Page 3 of 6 Pages
Item 1.

(a)	Name of Issuer

MedoveX Corp.

(b)	Address of Issuer’s Principal Executive Offices

3279 Hardee Avenue

Atlanta, Georgia 30341

Item 2.

(a)	Name of Person Filing

Sorrento Therapeutics, Inc. (the “Reporting Person”)

(b)	Address of Principal Business office or, if None, Residence

9380 Judicial Drive

San Diego, CA 92121

USA

(c)	Citizenship

The Reporting Person is a corporation organized under the laws of the State of Delaware.

(d)	Title of Class of Securities

Common Stock, $0.001 par value

(e)	CUSIP Number

58504H101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) ☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

Page 4 of 6 Pages

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________.

Item 4.	Ownership.

(a)	Amount beneficially owned:

937,499*

(b)	Percent of class:

5.9%**

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

937,499*

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

937,499*

(iv)	Shared power to dispose or to direct the disposition of:

0

*	Comprised of 624,999 shares of the Issuer’s common stock and 312,500 shares of the Issuer’s common stock issuable upon exercise of a warrant issued to the Reporting Person on August 5, 2016 (the “Warrant”), which will become exercisable on February 5, 2017.
**	Percentage based on 15,032,107 shares of the Issuer’s common stock outstanding as of November 16, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 filed with the Securities and Exchange Commission (the “SEC”) on November 17, 2016, plus 571,429 shares of the Issuer’s common stock issued on December 1, 2016 as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on December 6, 2016, plus 312,500 shares of the Issuer’s common stock issuable upon exercise of the Warrant.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☐

Page 5 of 6 Pages
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Henry Ji, Ph.D., the President and Chief Executive Officer of the Reporting Person, may be deemed to have voting and dispositive power over the shares held by the Reporting Person. Dr. Ji disclaims beneficial ownership with respect to such shares except to the extent of his pecuniary interest therein, if any.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2016

SORRENTO THERAPEUTICS, INC.

By:	/s/ Henry Ji, Ph.D.
Name: Henry Ji, Ph.D.
Title: President and Chief Executive Officer